UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

March 31, 2009 Longleaf Partners International Fund PHILOSOPHY The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value. OBJECTIVE/POLICY STATEMENT Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued. FUND MANAGEMENT The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 56 employees and manages over $21 billion in assets. INVESTMENT PARTNERSHIP To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds. GOVERNING PRINCIPLES We will treat your investment in Longleaf as if it were our own. We will remain significant investors with you in Longleaf. We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks. We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential. We will concentrate our assets in our best ideas. We will not impose loads, exit fees or 12b-1 charges on our investment partners. We will consider closing the Funds to new investors if closing would benefit existing shareholders. We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf. We will communicate with our investment partners as candidly as possible. ® LONGLEAF PARTNERS FUNDS ® (800) 445-9469 www.longleafpartners.com

LONGLEAF PARTNERS FUNDS®
(800) 445-9469
www.longleafpartners.com

All data as of 3/31/09

PORTFOLIO MANAGERS

Mason Hawkins, CFA
Southeastern since 1975

Staley Cates, CFA
Southeastern since 1986

Andrew McDermott
Southeastern since 1998

PORTFOLIO CONSTRUCTION

Equities & Forwards	95%
Cash & Other	5%
Total	100%

AVERAGE ANNUAL PERFORMANCE - as of 3/31/08

	One Year	Five Years	Ten Years
Longleaf Partners International Fund	**(42.2)%**	**(4.2)%**	**5.2%**
MS EAFE Index	(46.5)%	(2.2)%	(0.8)%
Inflation + 10%	9.6%	12.6%	12.6%

INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98
Net Assets:	$1,678 million
YTD Expense Ratio:	1.7%; No loads, 12b-1, exit or performance fees
2008 Turnover:	44%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLINX; 54306940-5
Net Asset Value:	$9.40

TOP TEN HOLDINGS - 18 Total Holdings in Fund

ACS Actividades	*construction, infrastructure & energy*	10.4%
NipponKoa Insurance	*Japanese non-life insurance*	9.9%
Fairfax Financial Holdings	*property/casualty insurance*	9.4%
Cheung Kong	*global ports, real estate, & telecom*	7.9%
Genting	*Malaysian based casino operator*	5.1%
Accor	*prepaid services & hotels*	5.0%
Olympus	*medical equipment & cameras*	4.8%
Yum! Brands	*franchisor/owner-Taco Bell, KFC, Pizza Hut*	4.8%
Dell	*information technology supplier*	4.8%
Willis	*insurance broker*	4.7%
	Total	66.8%

COUNTRY WEIGHTINGS

	Equity	Net Assets		Equity	Net Assets
Japan	29.5%	28.0%	UK	5.0%	4.7%
Canada	11.4%	10.8%	Bermuda	4.9%	4.7%
Spain	11.3%	10.7%	Netherlands	4.7%	4.5%
US	10.1%	9.6%	Mexico	4.1%	3.8%
Hong Kong	8.3%	7.9%	Total	100%	94.8%
Malaysia	5.4%	5.1%	Cash/Other	N/A	5.2%
France	5.3%	5.0%			

PERFORMANCE - Yearly Returns

1998*	9.0%	**2001**	10.5%	**2004**	10.2%	**2007**	15.3%
1999	24.4%	**2002**	(16.5)%	**2005**	12.9%	**2008**	(39.6)%
2000	25.9%	**2003**	41.5%	**2006**	17.1%		

*Partial year, initial public offering 10/26/98

This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged MS EAFE Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. The Fund uses currency hedging as an investment strategy. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund's Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

March 31, 2009 Longleaf Partners Fund PHILOSOPHY The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value. OBJECTIVE/POLICY STATEMENT Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued. FUND MANAGEMENT The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 56 employees and manages over $21 billion in assets. INVESTMENT PARTNERSHIP To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds. GOVERNING PRINCIPLES We will treat your investment in Longleaf as if it were our own. We will remain significant investors with you in Longleaf. We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks. We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential. We will concentrate our assets in our best ideas. We will not impose loads, exit fees or 12b-1 charges on our investment partners. We will consider closing the Funds to new investors if closing would benefit existing shareholders. We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf. We will communicate with our investment partners as candidly as possible.

LONGLEAF PARTNERS FUNDS®

(800) 445-9469

www.longleafpartners.com

All data as of 3/31/09

LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87
Net Assets:	$5,525 million
YTD Expense Ratio:	0.93%; No loads, 12b-1, exit or performance fees
2008 Turnover:	30%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLPFX; 54306910-8
Net Asset Value:	$15.36

PORTFOLIO MANAGERS

Mason Hawkins, CFA
Southeastern since 1975

Staley Cates, CFA
Southeastern since 1986

TOP TEN HOLDINGS - 20 Total Holdings in Fund

Liberty Media Entertainment	*media company that owns DTV shares*	13.1%
Dell	*information technology supplier*	9.4%
Chesapeake Energy	*oil & gas exploration & production*	7.9%
Sun Microsystems	*information technology company*	7.1%
NipponKoa	*Japanese non-life insurance*	6.7%
Yum! Brands	*franchisor/owner-Taco Bell, KFC, Pizza Hut*	5.1%
Marriott	*hotel operator and franchisor*	4.7%
eBay	*online auction, payment, & other services*	4.6%
Walt Disney	*entertainment and broadcasting*	4.6%
Berkshire Hathaway	*insurance and other businesses*	4.5%
	Total	67.7%

PORTFOLIO CONSTRUCTION

Equities	94%
Bonds	3%
Cash & Other	3%
Total	100%

AVERAGE ANNUAL PERFORMANCE - as of 3/31/09

	1 Year	5 Years	10 Years	20 Years
Longleaf Partners Fund	**(45.7)%**	**(8.5)%**	**0.3%**	**8.8%**
S&P 500 Index	(38.1)%	(4.8)%	(3.0)%	7.4%
Inflation + 10%	9.6%	12.6%	12.6%	12.8%

PERFORMANCE - Yearly Returns

1988	35.2%	1993	22.2%	1998	14.3%	2003	34.8%	2008	(50.6)%
1989	23.3%	1994	9.0%	1999	2.2%	2004	7.1%		
1990	(16.4)%	1995	27.5%	2000	20.6%	2005	3.6%		
1991	39.2%	1996	21.0%	2001	10.3%	2006	21.6%		
1992	20.5%	1997	28.3%	2002	(8.3)%	2007	(0.4)%		

This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund's Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

March 31, 2009 Longleaf Partners Small-Cap Fund closed to new investors PHILOSOPHY The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value. OBJECTIVE/POLICY STATEMENT Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued. FUND MANAGEMENT The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 56 employees and manages over $21 billion in assets. INVESTMENT PARTNERSHIP To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds. GOVERNING PRINCIPLES We will treat your investment in Longleaf as if it were our own. We will remain significant investors with you in Longleaf. We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks. We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential. We will concentrate our assets in our best ideas. We will not impose loads, exit fees or 12b-1 charges on our investment partners. We will consider closing the Funds to new investors if closing would benefit existing shareholders. We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf. We will communicate with our investment partners as candidly as possible. LONGLEAF PARTNERS FUNDS ® (800) 445-9469 www.longleafpartners.com

LONGLEAF PARTNERS FUNDS®
(800) 445-9469
www.longleafpartners.com

All data as of 3/31/09

PORTFOLIO MANAGERS

Mason Hawkins, CFA
Southeastern since 1975

Staley Cates, CFA
Southeastern since 1986

PORTFOLIO CONSTRUCTION

Equities	97%
Cash & Other	3%
	100%

AVERAGE ANNUAL PERFORMANCE - as of 3/31/09

	1 Year	5 Years	10 Years	15 Years
Longleaf Partners Small-Cap Fund	**(41.4)%**	**(4.0)%**	**3.9%**	**8.2%**
Russell 2000 Index	(37.5)%	(5.2)%	1.9%	4.9%
Inflation + 10%	9.6%	12.6%	12.6%	12.5%

SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors
Net Assets:	$1,643 million
YTD Expense Ratio:	0.98%; No loads, 12b-1, exit or performance fees
2008 Turnover:	23%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLSCX; 54306920-7
Net Asset Value:	$13.47

TOP TEN HOLDINGS - 20 Total Holdings in Fund

Fairfax Financial Holdings	*property/casualty insurance*	9.2%
tw Telecom	*telecommunications provider*	7.9%
Washington Post	*education & media company*	7.3%
Everest Re Group	*insurance provider*	6.7%
Fair Isaac	*credit scoring software*	6.1%
Discovery	*cable networks*	5.5%
Markel	*specialty insurance*	5.0%
Wendy's/Arby's	*fast food restaurant operator*	4.7%
Willis	*insurance broker*	4.6%
Ruddick	*Harris Teeter grocery stores*	4.3%
	Total	61.3%

PERFORMANCE - Yearly Returns

1989*[1]	21.5%	**1994**	3.6%	**1999**	4.1%	**2004**	14.8%
1990*	(30.1)%	**1995**	18.6%	**2000**	12.8%	**2005**	10.8%
1991*	26.3%	**1996**	30.6%	**2001**	5.5%	**2006**	22.3%
1992	6.9%	**1997**	29.0%	**2002**	(3.7)%	**2007**	2.8%
1993	19.8%	**1998**	12.7%	**2003**	43.9%	**2008**	(43.9)%

[1]Partial year, initial public offering on 2/21/89-12/31/89.

*From public offering through 3/31/91 Fund was managed by a different portfolio manager

This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. The Fund's Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

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INFLATION PLUS 10%

Southeastern's impressive goal

LET ME INTRODUCE YOU TO THE LONGLEAF Funds, which are run by Southeastern Asset Management. This modest fund management company is based in Memphis, Tennessee. It is modest both in size and as in 'modesty', but it has a superb record and some interesting things to say about its investment prospects.

Southeastern was founded by Mason Hawkins in 1975 after he left his job as a young analyst with a regional bank. Local institutional investors awarded him small mandates. He did well and the business expanded. By 1987, Hawkins' reputation was sufficient to enable the launch of a public fund. This was the Longleaf Partners Fund, which had been run in-house since Southeastern's inception as the vehicle in which employees invested their personal funds. It invests in the same stocks as the institutional mandates. This fund is now worth $10bn. A small-cap fund launched in 1990 (the Longleaf Partners Small-Cap Fund) and an international fund started in 1998 (the Longleaf Partners International Fund) are each worth $3bn. Southeastern's institutional mandates remain the mainstay: they account for $22bn. Thus total funds are $38bn.

This figure would have been much higher if Southeastern had been a conventional fund manager out to maximise funds under management.

AVERAGE RETURNS OF SOUTHEASTERN ASSET MANAGEMENT'S FUNDS

	YEARS SINCE INCEPTION	AVERAGE ANNUAL RETURN	INFLATION +10%	CONVENTIONAL BENCHMARK*
Partners	21	12.7%	13.2%	9.7%
Small-Cap	19	11.2%	13.2%	9.5%
International	10	13.0%	13.2%	6.6%

*S&P for Partners, Russell 2000 for Small-Cap, EAFE for International

However, because it insists it will only invest in its most outstanding investment ideas, it restricts the amount of funds it manages. The Partners' fund only intermittently accepts new funds for investment – it has recently been reopened after being closed to new investors for three years. The small-cap fund has been closed for many years.

Refusing to take on too much money is not the only Southeastern attribute that puts it in a tiny minority of fund management companies in terms of deep business integrity. Longleaf also charges smaller management fees than rivals, whereas based on its performance it could easily charge premium fees. The two domestic funds charge less than 0.8 per cent in management fees, which is about 40 per cent less than the going market rate. Longleaf does not charge

Continued

This material should be preceded or accompanied by a Prospectus. Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year (or since inception) periods ended March 31, 2009 are as follows: Longleaf Partners Fund, -45.73%, -8.47%, and 0.28%; S&P 500 Index, -38.09%, -4.76% and -3.00%; Longleaf Partners Small-Cap Fund, -41.37%,-3.98%, and 3.86%; Russell 2000 Index, -37.50%, -5.24% and1.93%; Longleaf Partners International Fund, -42.16%, -4.20%, and 5.19%; EAFE Index, -46.51%, -2.18%, and -0.84%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds' relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website *(www.longleafpartners.com)* for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

upfront fees or exit fees (except to short-term investors). Unquestionably, Southeastern has sacrificed several hundred million dollars of fees in the interest of providing its clients with the best returns it could attain. Despite the old-fashioned attributes, Southeastern maintains a hedge fund style goal, which it expresses in terms of absolute returns. This goal is “inflation plus 10 per cent”. I venture to suggest that few hedge funds would set themselves such a stretching target. In fact, the small-cap fund has fallen short. Nevertheless, even it has significantly beaten the conventional benchmark, the Russell 2000 Index. The average annual returns of the three funds can be seen in the table above. Having compounded over many years, these returns have been hugely advantageous to Longleaf investors. A $100,000 investment in the Partners Fund in 1987 is now worth $1.3m; the S&P 500 would have multiplied your starting money to just $733,000. Of course, most investment management companies have underper-formed the S&P. A $100,000 invested at the launch of the International Fund is now worth $355,000, compared with $203,000 for an investment in its benchmark, the EAFE Index. The firm is a true Ben Graham-style value investor. Mason Hawkins read The Intelligent Investor as a teenager and became an overnight disciple. His investment commentaries regularly refer to Mr Graham’s antihero, ‘Mr Market’. These credentials are evident in the composition of its portfolios as well as in its returns. Last year, the Partners Fund sold three stocks and bought four others. That works out at one investment decision every seven weeks. Or put another way, for each $1.4bn of investment funds it holds, Partners makes just one investm ent transaction a year. I’d guess that was far less than one-10th of the turnover level of the average large mutual fund. You might reflect on how this level of investment activity compares with your own. Southeastern is extremely excited about investment prospects. The following excerpt from its shareholder report last month might cheer you up: “We do not know how long economic uncertainty and shareholder fear will last... The mispricing, however, is providing the opportunity to own high-quality companies with terrific five-year outlooks that imply high long-term returns. We are aggressively adding personal capital to the funds. Historically, the best time to invest has been when owning stocks has felt the worst.” PROOF

Longleaf Partners Small-Cap Fund Presentation

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	56 employees
Assets Under Management (12/31/08)	$23.2 billion
US large cap equities *(sep. accounts soft closed)*	$12.1 billion (Longleaf Partners Fund $5.7 billion)
US small cap equities *(closed)*	$1.8 billion (Longleaf Partners Small-Cap Fund $1.8 billion)
International equities	$2.8 billion (Longleaf Partners International Fund $2.0 billion)
Global equities	$6.5 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.

2

Representative Separate Account Client List

Corporate Retirement Plans

- American Airlines
- Bhs
- Cable & Wireless
- Cox Enterprises
- DSG
- EDS
- General Mills
- Kellogg Company
- Lloyd's Register
- Lloyds TSB
- Lonza America
- National Australia Group
- National Grid USA
- Nestle
- Northern Foods
- Northrop Grumman
- OfficeMax
- Ormet
- Pactiv
- Parker Hannifin
- Pearson Group Pension
- Reuters
- Rollins
- Smurfit-Stone
- Stagecoach

Academic Institutions

- Claremont McKenna College
- Cornell University
- Georgia Tech
- Grinnell College
- Groton School
- Hamilton College
- Syracuse University
- Temple University
- University of Colorado
- University of Georgia
- University of Nebraska
- University of Pennsylvania
- University of Pittsburgh
- University of Rochester
- Wellesley College

Foundations and Nonprofit Institutions

- American Legacy Foundation
- American Museum of Natural History
- American Psychological Association
- Carnegie Institution of Washington
- Dana-Farber Cancer Institute
- Gordon and Betty Moore Foundation
- Kauffman Foundation
- The Andrew W. Mellon Foundation
- The Church Pension Fund
- The Nature Conservancy
- The New York Public Library
- Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 12/31/08. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.

3

Research/Portfolio Management Team Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Andrew McDermott London Josh Shores Memphis Ken Siazon Singapore/Tokyo Research Analysts/Fund Portfolio Managers Client Portfolio Managers Jim Barton Memphis Tim Cook London Gwin Griesbeck London Lee Harper Memphis Frank Stanley Memphis Gary Wilson Memphis 4

Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. Stocks represent ownership in a business enterprise. Every business enterprise has a value. With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: It protects capital from significant loss over the long-term. It allows for large reward when the value is recognized. Investment Philosophy 5

Security Selection Criteria Good Business Understandable Financially Sound Competitive Advantages Pricing Power Generates Free Cash Flow which will grow Good People Honorable and Trustworthy Capable Operators Capable Capital Allocators Shareholder-oriented Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: Present Value of Future FCF Current Liquidation Value Comparable Business Sales 6

Sell Discipline Price reaches appraisal and no margin of safety remains The portfolio's risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value Future earnings power becomes severely impaired by threats to its business Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 7

Year 1 Year 2 Year 3 Year 4 Year 5 $10 $20 $30 $40 $50 $60 $70 $80 12% Growth of Corporate Intrinsic Value/Share Market Price/Share 29% Compound Annual Return Value or Price per share Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 8

Research Process Worldwide Universe: Market Caps over $500 million Understandable Business with Reasonable Economics & Structure Apparent Undervaluation Undervaluation with Good Business/People Portfolio Investments 4,000 2,000 400 40 20 # of companies Participants Individual analyst 2+ analysts visit management Team debates case Team decides More in-depth valuation by analyst with team input + We spend over 80% of our time on this part of the process 9

10 Time Horizon: We assess a company's value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. Valuation: We know how to appraise companies. Our valuations anchor our investment process. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. Client-Partnership: We align our interests with our clients' by investing our capital alongside theirs. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. Continuity: The team approach to portfolio decisions and the tenure of the team's members ensure the continuity of the investment disciplines employed for over three decades. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. Competitive Advantages

Longleaf Partners Small-Cap Fund Information 11 Portfolio Details at 12/31/08 IPO 2/21/89 Assets $1.8 million # of Securities 21 2008 Expense ratio 0.93% 2008 Turnover 23% Wtd. market cap $2.6 billion Symbol LLSCX Net Asset Value $14.58 Top 10 Holdings at 12/31/08 Fairfax Financial Holdings 11.5% Washington Post 7.6% tw telecom 7.0% Fair Isaac 6.6% Everest Re Group 6.5% Markel 5.9% Wendy's/Arby's 5.0% Willis 4.9% Del Monte Foods 4.9% Texas Industries 4.8%

Longleaf Partners Small-Cap Fund Performance

Periods ending 12/31/08, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	IPO (4/8/87)
LLSC	**-43.9%**	**-10.3%**	**53.7%**	**258.9%**	**393.5%**
Inflation + 10%	10.1%	81.6%	225.3%	482.8%	1002.0%
Russell 2000	-33.8%	-4.6%	34.7%	135.9%	325.9%

Annualized Return

	1 year	5 years	10 years	15 years	IPO (4/8/87)
LLSC	**-43.9%**	**-2.2%**	**4.4%**	**8.9%**	**8.4%**
Inflation + 10%	10.1 %	12.7%	12.5%	12.5%	12.9%
Russell 2000	-33.8%	-0.9%	3.0%	5.9%	7.6%

This material should be preceded or accompanied by a Prospectus. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund

SOUTHEASTERN ASSET MANAGEMENT, INC.®

12

Longleaf Partners Small-Cap Fund Performance

Yearly Performance, net of fees

Year	Net	Russell 2000	Year	Net	Russell 2000
1989*#	25.51%	10.6%	1999	4.1%	21.3%
1990*	-30.1%	-19.5%	2000	12.8%	-3.0%
1991*	26.3%	46.0%	2001	5.5%	2.5%
1992	6.9%	18.4%	2002	-3.7%	-20.5%
1993	19.8%	18.9%	2003	43.9%	47.3%
1994	3.7%	-1.8%	2004	14.8%	18.3%
1995	18.6%	28.5%	2005	10.8%	4.6%
1996	30.6%	16.5%	2006	22.3%	18.4%
1997	29.0%	22.4%	2007	2.8%	-1.6%
1998	12.7%	-2.6%	2008	-43.9%	-33.8%

 # Partial year, initial public offering on 2/21/89-12/31/89.

****From public offering through 3/31/91, Fund was managed by a different portfolio manager.***

This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Small-Cap Fund and its respective benchmark for the one, five, and ten year period ended March 31,2009 are as follows: Longleaf Partners Small-Cap Fund,-41.37%, -3.98%, and 3.86%; Russell 2000 Index,-37.50%, -5.24%, and 1.93%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.

13

Appendix - Biographies O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Research Analysts/Fund Portfolio Managers 14

Appendix - Biographies E. Andrew McDermott Vice President Southeastern since 1998. Based in London. 1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco. 1992-1994, NEC Logistics, Tokyo. B.A. (History) Princeton University, 1992 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Research Analysts/Fund Portfolio Managers Continued 15

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Tim Cook **Vice President**
Southeastern since 2008. Based in London.
2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT.
2000-2001, Managing Director, Techpacific, San Francisco.
1994-2000, Senior Managing Director, Bear Stearns, New York.
1989-1994, Director, Jardine Fleming, Hong Kong.
1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong.
1985-1987, Institutional Sales, Crosby Securities, Hong Kong.
B.A. (Fine Arts) Washington and Lee University, 1984

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

SOUTHEASTERN ASSET MANAGEMENT, INC.
16

Appendix - Biographies Frank N. Stanley, III, CFA Vice President Southeastern since 1985. 1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta. 1972-73, Investment Officer, Atlantic National Bank, Jacksonville. 1966-1969, Lieutenant, U.S. Navy. B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Gary M. Wilson, CFA Vice President Southeastern since 2002. 1998-2002, Business Development, Citigroup, Tokyo. B.A. (History) Colgate University, 1992 MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998 Gwin Griesbeck Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 Client Portfolio Managers Continued 17

Contact Information UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Tim Cook tcook@llpf.com Gwin Griesbeck ggriesbeck@llpf.com 18 US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com

LONGLEAF PARTNERS FUNDS

QUARTERLY REPORT
at March 31, 2009

PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.®
Memphis, TN

Cautionary Statement

One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.

You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling 1-800-445-9469 or at Longleaf’s website (www.longleafpartners.com).

The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.

When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.

© 2009 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. SOUTHEASTERN ASSET MANAGEMENT, INC. is a registered trademark.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS:

We are happy to report that in the first quarter the Longleaf Partners and Small-Cap Funds materially outperformed their market benchmarks and most of their peers, although they did not meet our absolute return goal. All three Funds have made impressive gains versus their benchmarks over the last decade and longer. Subsequent to quarter end, each Longleaf Fund has surged some 10-13% through April 22nd. We believe “Mr. Market” is in the early stages of weighing our investees’ economics more justly, and hope that the strong start to the second quarter portends good results for the rest of the year.

	Cumulative Returns through March 31, 2009
	20 Year	15 Year		10 Year	5 Year	1 Year	Q109

Partners Fund (4/8/87 IPO)	463.2%	159.7%		2.8%	(35.8)%	(45.7)%	(2.1)%
S&P 500 Index	319.1	136.5		(26.3)	(21.7)	(38.1)	(11.0)

Small-Cap Fund (2/21/89 IPO)	338.8	227.0		46.1	(18.4)	(41.4)	(7.6)
Russell 2000 Index	258.6	106.2		21.1	(23.6)	(37.5)	(15.0)

International Fund (10/26/98 IPO)	NA	91.6	*	65.9	(19.3)	(42.2)	(15.2)
Index	NA	1.8	*	(8.1)	(10.5)	(46.5)	(13.9)
Inflation plus 10%	1013.3	484.1		227.0	80.7	9.6	3.7

* Returns since International Fund inception on 10/28/98. During the inception year, the EAFE Index was available at month-end only; therefore, the Index value at 10/31/98 was used to calculate performance since inception. Additional performance information for each Fund can be found on pages 8, 16 and 24.

Never in our investing careers has the obsession with macro economic trends so overwhelmed the interest in fundamental analysis. People ask about our forecasts on interest rates, economic growth, inflation, currencies, government debt, geopolitical events, commodity prices, and the stock market. Our answers surely disappoint because we tell them we offer no unique clairvoyance that has a high probability of being useful. When we discuss the characteristics of the businesses we own, something we can talk about with a degree of certainty, many lose interest. Market commentators’ remarks often imply that the old-fashioned approach of buying and holding individual undervalued securities as a protection against future events is not only antiquated but worthless in this environment. Because macro events indeed dominated returns in all asset classes in 2008, people illogically are extrapolating that macro events will exclusively dictate all future performance. Just as capitalism must be explained and even defended in these incredible times, the purpose and benefit of

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

disciplined security analysis, accepted as a given until 2008, actually needs to be re-explained to many investors.

Security analysis not only remains relevant, but is more important today than at any point in Southeastern’s history. Current conventional wisdom, which holds the opposite view, is pricing in an Armageddon macro scenario and driving equity prices to levels that offer huge opportunity to a good business analyst and long-term investor. In January the S&P 500 concluded the worst ten year period in the Index’s 82 year history. We are spending our days sifting through the rubble of worldwide stocks to make the all-important determination of which companies have had their moats permanently impaired and which stocks are temporarily out of favor but have long-term futures unaffected by the current set of unpleasant economic realities. Business quality has to be even more durable than before; management at our investees has to be so good that they can lead their companies out of this stronger than when they entered; and balance sheets have to be able to survive the most duress ever tested.

Rigorous security analysis represents the first critical step to successful investing. This environment also has confirmed the importance of a large margin of safety between the price paid for a stock and its true worth as determined by security analysis. Southeastern pays less than 60% of appraised value for a business because this margin of safety helps to insulate not from short-term price swings, but from appraisal mistakes or business changes such as we have seen in the last six months. This margin also provides a large portion of the eventual return. Though not apparent from recent results, the required discount is paying off handsomely in this bear market, assuming one subscribes to Ben Graham’s view that the market will weigh businesses properly over the long term. After adjusting our appraisals downward to account for this recession, the large majority of our portfolio companies still have a cost basis materially lower than intrinsic value. Reaching fair value will create a gain, which is why we believe that returns have been deferred but not lost. If we did not have the large margin of safety in the prices we originally paid for securities, we would be facing the prospect of a loss in many names given the appraisal markdowns.

Because most have abandoned security analysis and long-term investing, and many have sworn off equities for fear of short-term macro uncertainties, our opportunity to own severely discounted dominant companies has never been better. Anchored by our conservative appraisals, which assume that the global recession lasts through 2009 and becomes the new base for earnings going forward, we have a substantial margin of safety. Our portfolios are trading at a price-to-value ratio below 45% even with April’s price appreciation. We have stress tested our assumptions. If the recession lasts longer, appraisals could decline. The P/V might rise, but would remain far below the long-term average. The future implied returns still would be compelling. Not only does the

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

current P/V contain downside protection against loss as well as substantial return opportunity, but the expected returns will increase rapidly as appraisals move up materially when the economy recovers.

The fear and risk-averse posture in the market’s pricing today make now the perfect opportunity to go on offense – not only within our portfolios but also for our management partners. Many are retiring shares, thereby increasing values per share and our ownership interest. We have been working diligently to ensure that our partners are optimizing capital allocation and pursuing value recognition.

As for the specifics of the first quarter: the bad news is that corporate values worldwide continued to suffer from weaker profits than forecast even from last quarter. The good news, however, is that the discounting mechanism of corporate profits seems to be healing. Corporations have been able to offer debt that, in terms of total interest expense, is quite reasonable, even if spreads over puny Treasury yields are large. This affordable credit not only offers liquidity to many companies, but most importantly, validates the discount rates that we use to appraise the equity of the same or similar corporations. We have built double conservatism into our analysis by applying the validated high discount rates against depressed 2009 earnings streams (not “normalized” earnings used by many.) Bond yields are increasingly relevant rather than just academic. Against those bond yields in both absolute and historical terms we own dramatically higher equity yields that suggest far higher equity returns. Across our composite, corporate bond yields probably average in the high single digits, while our average free cash flow “earnings yield” averages in the mid-teens. Additionally, corporate cash flows should grow significantly over time while bond coupons will not.

We are encouraged by the brief period since the market made initial lows in mid-November. Since that time Longleaf’s relative and absolute returns have gained significant ground. Market volatility is likely to continue, but for the businesses we own, the extreme discounting that took the P/V as low as the mid-30%s has begun to turn. We have a long way to go both to make up for 2008’s results and to reach full value, but since November 20th, the Funds have made significant progress:

		S&P	Small-	Russell	Inter-
	Partners	500	Cap	2000	national	EAFE

11/20/08 to 4/22/09	38.7%	13.5%	31.9%	23.2%	19.8%	8.9%

Additional performance information for each Fund can be found on pages 8, 16 and 24.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

We look forward to being with many of you and answering your questions in person at the Longleaf Partners Funds annual shareholder presentation on May 7 at 5:30 p.m. at The Bridges Center, 477 N. Fifth Street in Memphis. For those who cannot attend, our audio and transcript of the meeting will be posted on our website, www.longleafpartners.com, before the end of May.

Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

Partners Fund
MANAGEMENT DISCUSSION

Longleaf Partners Fund ended the first quarter down 2.1% versus a decline of 11.0% for the S&P 500 Index. This strong relative performance ranked the Fund among the best performers in Morningstar’s Large-Cap Blend category. However, we are not satisfied with these results, and recognize that substantial positive returns are required to recover the market’s markdowns that our stocks suffered last fall. Those short-term declines have impacted the Fund’s longer term numbers dramatically.

	Cumulative Returns through March 31, 2009
	Inception	20 Year	15 Year	10 Year

Partners Fund	569.2%	436.2%	159.7%	2.8%
S&P 500 Index	353.9	319.1	136.5	(26.3)
Inflation plus 10%	1358.3	1013.3	484.1	227.0

Please see page 8 for additional performance information.

Fortunately, we think we own the building blocks required to recoup last fall’s damage and to deliver significant absolute returns over the next several years. At quarter-end the portfolio was trading at a P/V in the mid-30%s, over a 40% discount from the long-term P/V average in the high-60%s. In addition to this compelling quantitative case, the qualitative aspects of the Fund’s holdings are among the best ever. Most of these businesses are market leaders in their industries and will strengthen their positions as the recession pressures weaker competitors. With a few exceptions, our companies have the ability to go on offense with net cash or modest levels of debt, and no liquidity needs. We believe that the few companies we own that have more leverage have the ability to meet their near-term maturities and will see magnified returns once the recession ends and credit availability returns to normal levels. Most of our management partners are taking advantage of their competitive and financial strength, managing costs through the recession and allocating capital wisely in the bear market to build shareholder value.

While we are enthused about the Partners Fund’s portfolio, we are not complacent. The market’s ongoing volatility gave us new qualifiers to review throughout the quarter, and we have some extremely interesting names on deck. During the quarter and into April we scaled back some positions by selling into market strength and redeployed capital into some of our most attractive holdings. Most of the re-invested proceeds have already shown gains.

In the first quarter we finished building the Fund’s Marriott position which was initiated in late 2008. Bill Marriott and his team are significant owners and have been wonderful partners of ours in the past. Our appraisal accounts for lower occupancy and room rates for the year, but Marriott should gain share in the recession as hotel owners re-flag to gain the higher occupancy that Marriott’s brands generate. In addition, the

Partners Fund
MANAGEMENT DISCUSSION

longer term pricing outlook has improved because supply growth obviously has slowed. Marriott’s management and franchise fee streams are less cyclical than profits from owning hotel properties, and almost all of the U.S. incentive fees are gone in 2009 but will return in the long term. The recession has dealt us the company’s dominant hotel brands at a low multiple to depressed 2009 free cash flow.

We bought a new position in Berkshire Hathaway. For the first time in our careers the stock fell and remained far enough below intrinsic value for us to buy. The company’s misunderstood derivative contracts created optically messy short-term results. In addition, some of Berkshire’s recent investments have been hotly debated, though it is far too soon to judge their ultimate outcome. The company’s book value (as well as our appraisal) incorporates the market price of Berkshire’s public equity stakes, which we believe are also selling for significant discounts to their intrinsic worth. We therefore are getting a double discount for a company that is financially and competitively advantaged, has a proven record of terrific insurance underwriting, owns a number of great brands in non-insurance businesses, and has two of the world’s best capital allocators at the helm.

Several names made meaningful positive contributions to performance in the quarter. Most significantly, Sun Microsystems rose over 90% as IBM reportedly pursued an offer to buy the company. Subsequent to quarter-end Oracle has agreed to acquire Sun, and we have sold our stake. Liberty Media Entertainment, the Fund’s largest position, rose double digits. The discount to the market value of the company’s DIRECTV shares started to close as LMDIA’s anticipated spinoff as an independent stock drew closer. Most importantly DTV sells at a large discount to its growing intrinsic value.

Two names drove most of the negative return, NipponKoa and Cemex. NipponKoa’s decline occurred in tandem with a proposed merger with Sompo, another Japanese non-life company. Arbitrageurs bet that a merger ratio would favor Sompo at the expense of NipponKoa. We consider this reaction premature because the merger ratio will not be set until July, and the merger will require approval by two-thirds of each company’s shareholders. The values of both firms have increased substantially since the merger was announced as their Japanese equity portfolios have rallied.

The peso’s decline against the dollar aggravated worries over how Cemex would pay its dollar-denominated maturities in late 2009. The company has an asset sale awaiting regulatory approval, and in an environment with demand for hard assets, Cemex could sell additional assets if needed. The company is working with its primary banks on financing alternatives and in the meantime, the peso’s recent strength and early signs of easing credit markets helped the stock rebound 55% from its first quarter low.

Partners Fund
MANAGEMENT DISCUSSION

We sold the GM bonds throughout the quarter as we could own more attractive businesses with more certain outcomes. This disposition was completed April 1st.

We remain grateful for the support and patience of our investment partners. Your stability has enabled us to manage the portfolio based on investment opportunities rather than cash withdrawals. We hope that the rebound since the initial market low in November has given you some sense of the magnitude of the opportunity that remains and of the ability of the Partners Fund to generate sizeable returns from these levels. Since November 20th through the writing of this discussion on April 22nd, the Partners Fund has gained 38.7% while the S&P 500 is up 13.5%.*

* Please see page 8 for additional performance information.

Partners Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2009

	Partners	S&P 500	Inflation
	Fund	Index	Plus 10%

Year-to-Date	(2.10)%	(11.01)%	3.04%
One Year	(45.73)	(38.09)	9.58
Five Years	(8.47)	(4.76)	12.56
Ten Years	0.28	(3.00)	12.58
Since Public Offering 4/8/87	9.03	7.12	12.97
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. In 1987, the reinvested S&P 500 Index was available at month-end only; therefore, the index value at March 31, 1987 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund – PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at March 31, 2009

		Net
		Assets

Common Stock		93.5%
Liberty Media Entertainment Corporation	13.1
Dell Inc.	9.4
Chesapeake Energy Corporation	7.9
Sun Microsystems, Inc.	7.1
The NipponKoa Insurance Company, Ltd.	6.7
Yum! Brands, Inc.	5.1
Marriott International, Inc.	4.7
eBay, Inc.	4.6
The Walt Disney Corporation	4.6
Berkshire Hathaway Inc.	4.5
The DIRECTV Group, Inc.	4.1
Koninklijke Philips Electronics N.V.	3.8
Cemex S.A.B. de C.V. ADS	3.2
Telephone and Data Systems, Inc.	3.1
Pioneer Natural Resources Company	2.6
Level 3 Communications, Inc.	2.6
Walgreen Co.	2.3
FedEx Corporation	2.1
Liberty Media Holding Corporation – Interactive	2.0
Bonds		2.7
Level 3 Communications, Inc.	2.4
General Motors Corporation	0.3
Cash Reserves		1.6
Other Assets and Liabilities, net		2.2

		100.0%

PORTFOLIO CHANGES
January 1, 2009 through March 31, 2009

New Holdings	Eliminations

Berkshire Hathaway Inc. – Class A	None

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2009 (Unaudited)

Shares			Value
Common Stock 93.5%
		Broadcasting and Cable 17.2%
9,911,000	*	The DIRECTV Group, Inc.	$225,871,690
36,280,271	*	Liberty Media Entertainment Corporation – Class A	723,791,406

			949,663,096

		Construction Materials 3.2%
28,326,000		Cemex S.A.B. de C.V. ADS (Foreign)	177,037,500

		Entertainment 4.6%
13,935,100		The Walt Disney Corporation	253,061,416

		Hotels 4.7%
15,781,473		Marriott International, Inc.	258,184,898

		Internet and Catalog Retail 2.0%
38,289,181	*	Liberty Media Holding Corporation – Interactive Series A	111,038,625

		Internet Services 4.6%
20,206,566	*	eBay, Inc.	253,794,469

		Multi-Industry 3.8%
12,559,000		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	185,900,665
1,602,731		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	23,832,610

			209,733,275

		Natural Resources 10.5%
25,596,576		Chesapeake Energy Corporation	436,677,587
8,657,900		Pioneer Natural Resources Company(b)	142,595,613

			579,273,200

		Pharmacies and Drug Stores 2.3%
4,924,819		Walgreen Co.	127,848,301

		Property & Casualty Insurance 11.2%
2,863	*	Berkshire Hathaway Inc. – Class A	248,222,100
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)	368,828,983

			617,051,083

		Restaurants 5.1%
10,301,128		Yum! Brands, Inc.	283,074,997

		Technology 16.5%
55,063,036	*	Dell Inc.(d)	521,997,581
53,476,000	*	Sun Microsystems, Inc.(b)	391,444,320

			913,441,901

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2009 (Unaudited)

Shares			Value
		Telecommunications 5.7%
153,597,754	*	Level 3 Communications, Inc.(b)	$141,309,934
1,530,800		Telephone and Data Systems, Inc.	40,581,508
5,666,200		Telephone and Data Systems, Inc. – Special	134,005,630

			315,897,072

		Transportation 2.1%
2,651,238		FedEx Corporation	117,953,579

		Total Common Stocks (Cost $7,875,577,353)	5,167,053,412

Principal
Amount
Corporate Bonds 2.7%
		Automobiles 0.3%
5,728,800		General Motors Corporation, 5.25% Series B Convertible Senior Debentures due 2032	14,551,152

		Telecommunications 2.4%
40,000,000		Level 3 Communications, Inc., 6% Convertible Subordinated Notes due 3-15-10(b)	34,000,000
100,062,000		Level 3 Communications, Inc., 15% Convertible Senior Notes due 1-15-13(b)(c)	98,185,838

			132,185,838

		Total Corporate Bonds (Cost $195,736,075)	146,736,990

Principal
Amount

Short-Term Obligations 1.6%
86,467,000	Repurchase Agreement with State Street Bank, 0.01% due 4-1-09, Repurchase price $86,467,426 (Collateral: $88,340,000 U.S. Treasury Bill, 0.33%, due 9-10-09, Value $88,198,656)	86,467,000

Total Investments (Cost $8,157,780,428)(a)	97.8%	5,400,257,402
Other Assets and Liabilities, Net	2.2	124,840,835

Net Assets	100.0%	$5,525,098,237

Net asset value per share		$15.36

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $8,261,665,508. Net unrealized depreciation of $(2,757,523,026) consists of unrealized appreciation and depreciation of $594,454,028 and $(3,351,977,054), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

(c)	Illiquid and board valued.

(d)	Designated as collateral for forward currency contracts.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 14% of net assets.

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2009 (Unaudited)

OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain

5,100,000,000	Japanese Yen 6-26-09	$51,597,322	$1,203,722
23,900,000,000	Japanese Yen 9-29-09	242,248,566	983,675

		$293,845,888	$2,187,397

Intentionally Left Blank

Small-Cap Fund
MANAGEMENT DISCUSSION

Longleaf Partners Small-Cap Fund declined 7.6% in the quarter, holding up better than the Russell 2000 Index, which was down 15.0%. Though negative returns are unacceptable, the Fund’s results put it among the top performers in Morningstar’s Small-Cap Value category. The dramatic decline over the last year has impacted the Fund’s absolute returns over the longer term, even though the relative results have remained favorable. With a P/V below 40% at quarter-end, the Small-Cap Fund was positioned to recapture the last twelve months’ market damage and again compound at inflation plus 10%.

	Cumulative Returns through March 31, 2009
	20 Year	15 Year	10 Year	5 Year

Small-Cap Fund	338.8%	227.0%	46.1%	(18.4)%
Russell 2000 Index	258.6	106.2	21.1	(23.6)
Inflation plus 10%	1013.3	484.1	227.0	80.7

Please see page 16 for additional performance information.

In the first quarter the economic environment remained challenging, pressuring earnings at a number of our investees and preventing appraisal growth. However, two of the fourth quarter’s worst performers, Dillard’s and Level 3, each rose over 30% in the first quarter. Dillard’s year-end free cash flow totaled more than half of the company’s market cap, and the company’s cash holdings were four times its debt maturities over the next two years. Although we expect 2009 store results to be worse than 2008, the stock sells for less than 20% of the company’s liquidation value based on recent sales of lower quality retail real estate comparables. Level 3’s dramatic price movements described in Longleaf’s Annual Report continued through the first quarter in spite of a stable business value. At one point the stock soared to twice the 12/31 price, and then traded 15% below it. At the end of March, the stock had gained 31% over the three months. Given the steady operational results, Level 3’s stock offers a good example of how manic “Mr. Market” can be. Discovery rose over 10% as its various channels attracted more viewers and David Zaslav’s team continued to improve operations. While U.S. ad revenues, which account for 30% of total revenues, will decline in 2009, contractual affiliate fees will grow.

Fairfax, the Fund’s largest holding and best performer in 2008, pulled back 15% in the first quarter, making it the biggest detractor from results. Fairfax declined after reporting somewhat weaker than expected fourth quarter insurance and investment results. The company has never been as strongly capitalized and is well-positioned to benefit from current investment and underwriting opportunities. Volatility in quarterly results is a price worth paying for the superior long-term investment returns that Prem Watsa and his team have delivered to Fairfax shareholders. Service Corp fell

Small-Cap Fund
MANAGEMENT DISCUSSION

30% as the stock market’s decline hurt pre-need funeral trust assets’ performance, and the recession made new pre-need sales more challenging. These two challenges should abate in late 2009. This leading funeral services provider has demonstrated pricing power as well as excellent cost control, and demand is certain to grow in the long term. The stock currently trades at an approximate 20% yield on depressed free cash earnings. Texas Industries also declined as residential construction stayed in the ditch and commercial construction weakened. While the company expects margin pressure and limited pricing increases in 2009, infrastructure spending, which is half of TXI’s business, should increase nicely beginning in 2010 with the government’s economic stimulus. The stock trades at a seemingly reasonable EBITDA multiple. A deeper review, however, reveals not only that EBITDA in Texas is severely depressed, but the California operation, on which the company has spent over half its current stock price, is at roughly breakeven.

During the first quarter we had opportunities in early January and late March to scale back several stocks that had held up well. We sold Clearwater, the company that Potlatch spun out last year. We added to several of the portfolio’s most undervalued names including Potlatch, Service Corp, and Olympus. We did not buy any new holdings, but several on-deck names are compelling.

The Small-Cap Fund sold for less than 40% of appraised value at quarter-end. We own companies that have staying power through the recession due to their financial and/or business strength. Many will gain advantage over weaker competitors. For example, the capital positions of Fairfax and Everest Re should enable each to attract more policies while other underwriters struggle with weaker balance sheets. Kaplan (the most valuable component of our Washington Post appraisal) has the opportunity to grow its student population as laid off workers look for new job skills. tw telecom is growing profitably and taking share in its niche of providing the last mile of telecom services to buildings and campuses. FICO scores, which have dominant market share and brand credibility, will have greater importance with mortgage refinancing and when lenders start lending again. These names illustrate a common theme within the portfolio. We believe not only that the gap will close between the steeply discounted prices of what we own and the companies’ values, but that values will grow significantly over the next several years.

Small-Cap Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2009

	Small-Cap	Russell 2000	Inflation
	Fund	Index	Plus 10%

Year-to-Date	(7.61)%	(14.95)%	3.04%
One Year	(41.37)	(37.50)	9.58
Five Years	(3.98)	(5.24)	12.56
Ten Years	3.86	1.93	12.58
Since Public Offering 2/21/89	7.84	6.61	12.88
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at March 31, 2009

		Net
		Assets
Common Stock		97.2%
Fairfax Financial Holdings Limited	9.2
tw telecom inc.	7.9
The Washington Post Company	7.3
Everest Re Group, Ltd.	6.7
Fair Isaac Corporation	6.1
Discovery Communications, Inc.	5.5
Markel Corporation	5.0
Wendy’s/Arby’s Group, Inc.	4.7
Willis Group Holdings Limited	4.6
Ruddick Corporation	4.3
Olympus Corporation	4.2
Del Monte Foods Company	4.1
Potlatch Corporation	4.1
Service Corporation International	4.0
Pioneer Natural Resources Company	4.0
Texas Industries, Inc.	3.8
Worthington Industries, Inc.	3.5
Dillard’s Inc.	3.1
Level 3 Communications, Inc.	2.9
DineEquity, Inc.	2.2
Cash Reserves		2.8
Other Assets and Liabilities, net		–

		100.0%

PORTFOLIO CHANGES
January 1, 2009 through March 31, 2009

New Holdings	Eliminations
None	Clearwater Paper Corporation

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2009 (Unaudited)

Shares			Value
Common Stock 97.2%
		Construction Materials 3.8%
2,514,100		Texas Industries, Inc.(b)	$62,852,500

		Education & Media 7.3%
337,855		The Washington Post Company – Class B	120,648,020

		Entertainment 5.5%
2,971,481	*	Discovery Communications, Inc. – Class A	47,603,126
2,966,455	*	Discovery Communications, Inc. – Class C	43,458,566

			91,061,692

		Food 4.1%
9,317,987		Del Monte Foods Company	67,928,125

		Funeral Services 4.0%
18,968,200		Service Corporation International(b)	66,199,018

		Grocery – Retail 4.3%
3,107,459		Ruddick Corporation(b)	69,762,455

		Information Technology 6.1%
7,076,400		Fair Isaac Corporation(b)	99,564,948

		Insurance Brokerage 4.6%
3,398,000		Willis Group Holdings Limited (Foreign)	74,756,000

		Manufacturing 3.5%
6,581,000		Worthington Industries, Inc.(b)	57,320,510

		Medical and Photo Equipment 4.2%
4,210,800		Olympus Corporation (Foreign)	68,714,325

		Natural Resources 8.1%
4,004,300		Pioneer Natural Resources Company	65,950,821
2,887,000		Potlatch Corporation(b)	66,949,530

			132,900,351

		Property & Casualty Insurance 20.9%
1,541,100		Everest Re Group, Ltd. (Foreign)	109,109,880
584,000		Fairfax Financial Holdings Limited (Foreign)	151,002,538
288,000	*	Markel Corporation	81,757,440

			341,869,858

		Restaurants 6.9%
2,978,100	*	DineEquity, Inc.(b)	35,320,266
15,508,190		Wendy’s/Arby’s Group, Inc.	78,006,196

			113,326,462

		Retail 3.1%
9,050,748		Dillards, Inc. – Class A(b)	51,589,264

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2009 (Unaudited)

Shares			Value

		Telecommunications 10.8%
52,451,000	*	Level 3 Communications, Inc.	$48,254,920
14,732,670	*	tw telecom inc.(b)	128,910,862

			177,165,782

		Total Common Stocks (Cost $2,572,863,295)	1,595,659,310

Principal
Amount
Short-Term Obligations 2.8%

45,337,000	Repurchase Agreement with State Street Bank, 0.01% due 4-1-09, Repurchase price $45,337,766 (Collateral: $46,320,000 U.S. Treasury Bill, 0.33%, due 9-10-09, Value $46,245,888)	45,337,000

Total Investments (Cost $2,618,200,295)(a)	100.0%	1,640,996,310
Other Assets and Liabilities, Net	–	285,759

Net Assets	100.0%	$1,641,282,069

Net asset value per share		$13.47

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,618,520,264. Net unrealized depreciation of $(977,203,985) consists of unrealized appreciation and depreciation of $106,713,317 and $(1,083,917,302), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 25% of net assets.

Intentionally Left Blank

International Fund
MANAGEMENT DISCUSSION

Longleaf Partners International Fund fell 15.2% during the first quarter compared to a 13.9% decline in the MSCI EAFE Index. We are disappointed in these short term results, but believe they are ephemeral. In spite of the last three months, the Fund’s long-term relative numbers remain impressive.

	Cumulative Returns through March 31, 2009
	Inception	10 Year

International Fund	91.6%	65.9%
MSCI EAFE Index	1.8	(8.1)
Inflation plus 10%	245.6	227.0

Please see page 24 for additional performance information.

An unremitting stream of bad macro and micro economic news continues to outvote significant corporate values confirmed by conservative individual security analysis. Current events support the pessimists: aggregate corporate earnings have collapsed and show no clear signs of improving in the short term. Credit remains expensive, consumer demand weak, and employment uncertain. A few numbers highlight the depth and severity of the continuing downturn. In February, German exports declined over 20%, Japanese exports declined 50%, and Port of Los Angeles container volumes declined 32% from 2008 levels. Despite these horrific statistics, stocks began recovering in March and contributed to the Fund’s 13% gain in the quarter’s last three weeks. Much of the bad news that has surrounded us has been discounted. Macro conditions, however, have improved: debt markets have reopened to high quality issuers, commodity prices have rebounded and, most important, the mergers and acquisition market has reawakened. The collapsing of time horizons within the public equity markets in recent months has created the largest ever disconnect between the values that real business people place on entire companies and the prices that stock market participants pay for portions of businesses. Both sets of individuals face the same uncertainties, but one group sees opportunity in low stock prices while the other sees reinforcement for reasons to flee to the so-called safety of cash.

Four of the Fund’s five Japanese investees announced substantial M&A transactions during the quarter. Long-time Japan watchers would find such a high incidence of corporate transactions surprising at any time. Their occurrence in the first quarter of 2009 indicates both the degree of positive change within the Japanese market and the fact that global business leaders are moving away from the paralysis that characterized last year’s fourth quarter, even as operating results remain weak. The announced merger between Sompo Japan and NipponKoa could create tremendous value if managements act in shareholders’ interests as they develop integration plans. Without question, in the deals Daiwa and Olympus negotiated, each management created

International Fund
MANAGEMENT DISCUSSION

substantial value for shareholders by monetizing assets that had minimal earnings power. Both Daiwa’s sale of Sanyo and Olympus’s sale of its life science unit to Beckman Coulter represented over 20% of the seller’s market capitalization at the time of sale and achieved substantial premiums to Wall Street’s estimates of business values. Many of our other companies also hold assets that currently generate little or no earnings but remain valuable to other owners. Today’s market ignores these assets, whether they are rock pits at Cemex, casinos under construction at Genting, or equity stakes at ACS. This ignorance will not last forever: either the market will recognize this hidden value, or management will act to crystallize value via asset sales.

Despite the deals and global equity rally discussed above, all positions declined during the quarter. NipponKoa, Accor, Fairfax, and Cemex hurt performance most. NipponKoa’s decline occurred in tandem with a substantial rise in Sompo’s price as arbitrageurs bet that a merger ratio would favor Sompo at the expense of NipponKoa. We consider this reaction premature because the merger ratio will not be set until July, and the merger will require approval by two-thirds of each company’s shareholders. In any event, NAVs at both firms have increased substantially since the merger was announced as their Japanese equity portfolios have rallied. In contrast, Cemex and Accor continue to suffer from weak end markets in construction and hotels, respectively. The peso’s decline against the dollar aggravated worries over Cemex’s ability to pay its dollar-denominated maturities in late 2009. The company has an asset sale awaiting regulatory approval, and in an environment with demand for hard assets, Cemex could sell additional assets if needed. The company is working with its primary banks on financing alternatives and in the meantime, the peso’s recent strength and early signs of easing credit markets helped the stock rebound 55% from its first quarter low. At Accor, recent changes in the board reflected management’s commitment to creating value while reducing cyclicality. The market is focused on short-term hotel REVPAR trends while ignoring Accor’s shift away from hotel ownership towards a less volatile, fee-driven operating model. Accor’s voucher business benefits from the current environment as governments utilize vouchers to extend stimulus spending to consumers. We are reasonably confident that the new board will act to highlight the value inherent in Accor. Fairfax declined after reporting somewhat weaker than expected fourth quarter insurance and investment results. The company has never been as strongly capitalized and is well-positioned to benefit from current investment and underwriting opportunities. Volatility in quarterly results is a price worth paying for the superior long-term investment returns that Prem Watsa and his team have delivered to Fairfax shareholders.

There were no additions to the portfolio during the quarter. We sold most of our NH Hoteles position and have completed the sale as of this writing. Unlike Accor, NH

International Fund
MANAGEMENT DISCUSSION

owned most of its underlying hotel assets and carried substantial off-balance sheet leverage in the form of operating leases. We misjudged the company’s ability to withstand a severe recession. NH may survive, but the chance that it will fail is too great to take at this point in the cycle when better risk-adjusted returns are available around the world. We trimmed several other names, and used some of the proceeds to add to our position in Genting Berhad.

Several stocks have made substantial moves from their February lows: Cemex ended the quarter up 55%, Olympus up 28% and Cheung Kong up 19%. All three stocks operate in businesses exposed to the current cyclical downturns. They reached their recent bottoms at precisely the point of maximum pessimism, whether gauged by analyst sentiment, media coverage, or short-term backwards-looking trade statistics involving their industries. The current rally may prove short-lived, but these moves illustrate how dramatically stocks can rebound when bad news is slightly less bad than feared.

Destocking has been a substantial driver of recent earnings downgrades and value declines as intermediaries have reduced inventory at much higher rates than required by end demand. At some point, inventories will rebuild, orders will resume, and customers will spend. The companies that survive this downturn will emerge stronger than before. Even a very small increase in revenues will drive substantial earnings increases that will highlight the underlying values of the businesses we own. In the meantime, we have aligned ourselves with excellent partners who can capitalize on today’s uncertainty. Owner-operators KS Li, Florentino Perez, Prem Watsa, Lorenzo Zambrano, and KT Lim have spent their lifetimes creating value by acting intelligently for the long-term while many around them fret over current events. We do not know when the market will turn, but we do know that most of the gains will accrue to those investors with the courage to invest when all others are fleeing.

We appreciate your confidence and partnership.

International Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2009

	International	EAFE	Inflation
	Fund	Index	Plus 10%

Year-to-Date	(15.24)%	(13.94)%	3.04%
One Year	(42.16)	(46.51)	9.58
Five Years	(4.20)	(2.18)	12.56
Ten Years	5.19	(0.84)	12.58
Since Public Offering 10/26/98	6.43	0.17	12.63

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. In 1998, the EAFE was available at month-end only; therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at March 31, 2009

		Net
		Assets

Common Stock		94.8%
ACS, Actividades de Construccion Y Servicios, S.A.	10.4
The NipponKoa Insurance Company, Ltd.	9.9
Fairfax Financial Holdings Limited	9.4
Cheung Kong Holdings Limited	7.9
Genting Berhad	5.1
Accor S.A.	5.0
Olympus Corporation	4.8
Yum! Brands, Inc.	4.8
Dell Inc.	4.8
Willis Group Holdings Limited	4.7
Ingersoll-Rand Company Limited	4.7
Japan Petroleum Exploration Co., Ltd.	4.6
Koninklijke Philips Electronics N.V.	4.5
Sompo Japanese Insurance Company Inc.	4.4
Daiwa Securities Group, Inc.	4.3
Cemex S.A.B. de C.V. ADS	3.8
EnCana Corporation	1.4
NH Hoteles, S.A.	0.3
Cash Reserves		3.8
Other Assets and Liabilities, net		1.4

		100.0%

PORTFOLIO CHANGES
January 1, 2009 through March 31, 2009

New Holdings	Eliminations
None	None

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2009 (Unaudited)

Shares		Value
Common Stock 94.8%
	Conglomerate 10.4%
4,206,353	ACS, Actividades de Construccion Y Servicios, S.A. (Spain)(b)	$174,471,902

	Construction Materials 3.8%
10,297,000	Cemex S.A.B. de C.V. ADS (Mexico)	64,356,250

	Hotels 10.4%
2,430,000	Accor S.A. (France)(b)	84,572,643
85,505,400	Genting Berhad (Malaysia)(b)	86,314,951
1,618,653	NH Hoteles, S.A. (Spain)	4,296,672

		175,184,266

	Industrial Conglomerate 4.7%
5,698,878	Ingersoll-Rand Company Limited (Bermuda)	78,644,516

	Insurance Brokerage 4.7%
3,586,000	Willis Group Holdings Limited (United Kingdom)	78,892,000

	Medical and Photo Equipment 4.8%
4,967,600	Olympus Corporation (Japan)(b)	81,064,235

	Multi-Industry 12.4%
15,403,000	Cheung Kong Holdings Limited (Hong Kong)(b)	132,755,958
1,165,931	Koninklijke (Royal) Philips Electronics N.V. (Netherlands)	17,258,329
3,855,269	Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	57,327,850

		207,342,137

	Natural Resources 6.0%
600,000	EnCana Corporation (Canada)	24,366,000
1,887,000	Japan Petroleum Exploration Co., Ltd. (Japan)(b)	76,867,996

		101,233,996

	Property & Casualty Insurance 23.7%
607,472	Fairfax Financial Holdings Limited (Canada)	157,071,599
28,556,000	The NipponKoa Insurance Company, Ltd. (Japan)(b)	165,339,327
13,995,000	Sompo Japanese Insurance Company Inc. (Japan)	73,355,135

		395,766,061

	Restaurants 4.8%
2,939,500	Yum! Brands, Inc. (United States)	80,777,460

	Securities Brokerage 4.3%
16,478,000	Daiwa Securities Group, Inc. (Japan)(b)	73,024,736

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2009 (Unaudited)

Shares			Value

		Technology 4.8%
8,464,000	*	Dell Inc. (United States)	$80,238,720

		Total Common Stocks (Cost $2,248,595,241)	1,590,996,279

Principal
Amount
Short-Term Obligations 3.8%

63,687,000	Repurchase Agreement with State Street Bank, 0.01% due 4-1-09, Repurchase price $63,687,628 (Collateral: $65,045,000 U.S. Treasury Bills, 0.28%-0.33%, due 8-27-09 to 9-10-09, Value $64,960,826)	63,687,000

Total Investments (Cost $2,312,282,241)(a)	98.6%	1,654,683,279
Other Assets and Liabilities, Net	1.4	23,019,043

Net Assets	100.0%	$1,677,702,322

Net asset value per share		$9.40

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized depreciation of $(657,598,962) consists of unrealized appreciation and depreciation of $215,555,640 and $(873,154,602), respectively.

(b)	All or a portion designated as collateral for forward currency contracts.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2009 (Unaudited)

OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain(Loss)

40,000,000	Euro 9-29-09	$53,177,488	$1,101,715
5,000,000,000	Japanese Yen 6-26-09	50,585,609	3,503,530
10,000,000,000	Japanese Yen 9-29-09	101,359,233	411,579
9,800,000,000	Japanese Yen 2-26-10	99,749,530	650,019
142,500,000	Malaysian Ringgit 6-26-09	39,040,979	3,449,118
45,000,000	Malaysian Ringgit 9-29-09	12,328,954	(143,739)

		$356,241,793	$8,972,222

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	29.5%	28.0%
Canada	11.4	10.8
Spain	11.3	10.7
United States	10.1	9.6
Hong Kong	8.3	7.9
Malaysia	5.4	5.1
France	5.3	5.0
United Kingdom	5.0	4.7
Bermuda	4.9	4.7
Netherlands	4.7	4.5
Mexico	4.1	3.8

	100.0%	94.8

Cash, other assets and liabilities, net		5.2

		100.0%

Longleaf Partners Funds
FUND INFORMATION

The following additional information may be obtained without charge, upon request, by calling 1-800-445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.

Proxy Voting Policies and Procedures

A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).

Proxy Voting Record

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.

Quarterly Portfolio Holdings

Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call 1-800-SEC-0330 for information on the operation of the Public Reference Room).

In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.

Fund Trustees

Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

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Longleaf Partners Funds
SERVICE DIRECTORY

Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PNC Global Investment Servicing
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800

PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors
Partners	LLPFX	543069108	133	Open
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open

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Longleaf Partners Funds®
c/o PNC Global Investment Servicing
P.O. Box 9694
Providence, RI 02940-9694
(800) 445-9469
www.longleafpartners.com